SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)

  NATIONS GOVERNMENT INCOME TERM TRUST 2004
(NAME OF ISSUER)

COMMON STOCK
(TITLE OF CLASS OF SECURITIES)

638584102
(CUSIP NUMBER)

GEORGE W. KARPUS, PRESIDENT
KARPUS MANAGEMENT, INC. D/B/A
KARPUS INVESTMENT MANAGEMENT
14 TOBEY VILLAGE OFFICE PARK
PITTSFORD, NEW YORK 14534
(716) 586-4680

(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

APRIL 6, 2001
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO
REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D,
 AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1 (B) (3) OR (4), CHECK THE FOLLOWING BOX. [ ]

(PAGE 1 OF 4 PAGES)
THERE ARE NO EXHIBITS.

















ITEM 1	SECURITY AND ISSUER
		COMMON STOCK
		NATIONS GOVERNMENT INCOME TERM TRUST 2004
		NATIONSBANK N.S.
		ONE NATIONSBANK PLAZA T39-5
		101 SOUTH TRYON STREET
		CHARLOTTE, N.C.  28255
ITEM 2	IDENTITY AND BACKGROUND
a) KARPUS MANAGEMENT, INC. D/B/A KARPUS INVESTMENT
MANAGEMENT ("KIM")
GEORGE W. KARPUS, PRESIDENT, DIRECTOR AND CONTROLLING
STOCKHOLDER
		JOANN VANDEGRIFF, VICE PRESIDENT AND DIRECTOR
		SOPHIE KARPUS, DIRECTOR
		B) 14 TOBEY VILLAGE OFFICE PARK
		PITTSFORD, NEW YORK 14534
C) PRINCIPAL BUSINESS AND OCCUPATION - INVESTMENT MANAGEMENT
FOR INDIVIDUALS, PENSION AND PROFIT SHARING PLANS, CORPORATIONS,
		ENDOWMENTS, TRUST AND OTHERS, SPECIALIZING IN CONSERVATIVE ASSET MANAGEMENT (I.E. FIXED INCOME INVESTMENTS).
D) NONE OF GEORGE W. KARPUS, JOANN VANDEGRIFF, OR SOPHIE
KARPUS ("THE PRINCIPALS") OR KIM HAS BEEN CONVICTED IN THE PAST
FIVE YEARS OF ANY CRIMINAL PROCEEDING (EXCLUDING TRAFFIC
VIOLATIONS).
E) DURING THE LAST FIVE YEARS NONE OF THE PRINCIPALS OR KIM HAS
BEEN A PARTY TO A CIVIL PROCEEDING AS A RESULT OF WHICH ANY OF THEM
IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE
VIOLATIONS OF OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO,
FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH
RESPECT TO SUCH LAWS.
		F) EACH OF THE PRINCIPALS IS A UNITED STATES CITIZEN.
		KIM IS A NEW YORK CORPORATION.
ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
KIM, AN INDEPENDENT INVESTMENT ADVISOR, HAS ACCUMULATED SHARES
OF NGF ON BEHALF OF ACCOUNTS THAT ARE MANAGED BY KIM ("THE
ACCOUNTS") UNDER LIMITED POWERS OF ATTORNEY.  ALL FUNDS THAT
HAVE BEEN UTILIZED IN MAKING SUCH PURCHASES ARE FROM SUCH
ACCOUNTS.
ITEM 4	PURPOSE OF TRANSACTION
KIM HAS PURCHASED SHARES FOR INVESTMENT PURPOSES.  BEING
PRIMARILY A FIXED INCOME MANAGER, WITH A SPECIALTY FOCUS IN THE
CLOSED END FUND SECTOR, THE PROFILE OF NGF FIT THE INVESTMENT
GUIDELINES FOR VARIOUS ACCOUNTS.  SHARES HAVE BEEN ACQUIRED
SINCE  DECEMBER 12, 1997.                       .
ITEM 5 	INTEREST IN SECURITIES OF THE ISSUER
A) AS OF THE DATE OF THIS REPORT, KIM OWNS 718,900  SHARES,
WHICH REPRESENTS 6.12% OF THE OUTSTANDING SHARES. KARPUS
INVESTMENT MANAGEMENT PROFIT SHARING PLAN PRESENTLY OWNS
750 SHARES PURCHASED ON AUGUST 4, 2000 @ $8.8125 PER SHARE
(300 SHARES), AUGUST 16, 2000 @ $8.875 PER SHARE (200 SHARES),
AND AUGUST 23, 2000 (300 SHARES) & SOLD 50 SHARES ON NOVEMBER
24, 2000 @ $9.25 PER SHARE.  NONE OF THE OTHER PRINCIPLES
OF KIM PRESENTLY OWNS SHARES OF NGF.
B) KIM HAS THE SOLE POWER TO DISPOSE OF AND TO VOTE ALL OF SUCH
SHARES UNDER LIMITED POWERS OF ATTORNEY.
C) OPEN MARKET PURCHASES FOR THE LAST 60 DAYS FOR THE ACCOUNTS.
THERE HAVE BEEN NO DISPOSITIONS AND NO ACQUISITIONS, OTHER THAN
BY SUCH OPEN MARKET PURCHASES,


PRICE PER



PRICE PER
DATE
SHARES
SHARE

DATE
SHARES
SHARE
2/20/01
-3450
9.44

3/12/01
-1250
9.53




3/12/01
-1100
9.41
THE ACCOUNTS HAVE THE RIGHT TO RECEIVE ALL DIVIDENDS FROM, ANY
PROCEEDS FROM THE SALE OF THE SHARES.  KIM RESERVES THE RIGHT TO
FURTHER ACCUMULATE OR SELL SHARES. NONE OF THE ACCOUNTS HAS AN
INTEREST IN SHARES CONSTITUTING  MORE THAN 5% OF THE SHARES
OUTSTANDING.
ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS
	WITH RESPECT TO SECURITIES OF THE ISSUER.
EXCEPT AS DESCRIBED ABOVE, THERE ARE NO CONTRACTS,
ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS OF ANY KIND
AMONG THE PRINCIPALS AND KIM AND BETWEEN ANY OF THEM AND ANY
OTHER PERSON WITH RESPECT TO ANY OF NGF SECURITIES.
ITEM 7	MATERIALS TO BE FILED AS EXHIBITS
		NOT APPLICABLE.
SIGNATURE
	AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE, AND CORRECT.
						KARPUS MANAGEMENT, INC.



APRIL 6, 2001 			      	     BY:________________________
         DATE						   SIGNATURE
						GEORGE W. KARPUS, PRESIDENT
   NAME/TITLE